

05043836

STATES
HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

RECEIVED AUG 31 200 198 SEC

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moors & Cabot, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Devonshire Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George T. Clarke 617-314-0282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, George T. Clarke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moors & Cabot, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public



CAROL MURPHY REARDON
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 21, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Moors & Cabot, Inc.
(Sec. I.D. No. 8-23066)

Statement of Financial Condition as of June 30, 2005, Supplemental Report on Internal Control, and Independent Auditors' Report

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT



Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Moors & Cabot, Inc.
111 Devonshire Street
Boston, MA 02109

We have audited the accompanying statement of financial condition of Moors & Cabot, Inc. (the "Company") as of June 30, 2005, that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Moors & Cabot, Inc. as of June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 29, 2005

MOORS & CABOT, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2005

ASSETS	
CASH	$ 780,988
SECURITIES OWNED—At market value	2,856,501
INVESTMENT IN AFFILIATE	261,915
RECEIVABLES:	
Brokers and dealers	1,793,025
Related parties	165,459
SECURED DEMAND NOTES RECEIVABLE	6,123,000
OFFICE EQUIPMENT AND FIXTURES—At cost (less accumulated depreciation and amortization of $2,227,348)	1,455,121
PREPAID EXPENSES, OTHER ASSETS, AND OTHER INTANGIBLE ASSETS	5,987,055
TOTAL ASSETS	$ 19,423,064
LIABILITIES AND STOCKHOLDERS' DEFICIT	
SECURITIES SOLD, BUT NOT YET PURCHASED—At market value	$ 373,647
ACCRUED COMMISSIONS	3,814,177
PAYABLE TO CLEARING ORGANIZATIONS	5,908,251
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	1,680,057
Total liabilities	11,776,132
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	8,123,000
STOCKHOLDERS' EQUITY (DEFICIT):	
Common stock:	
Class A (voting), no par value—authorized,12,500 shares; issued and outstanding, 580 shares	400,200
Class B (nonvoting), no par value—authorized, 12,500 shares; issued and outstanding, none	-
Additional paid-in capital	2,452,000
Accumulated deficit	(3,328,268)
Total stockholders' deficit	(476,068)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 19,423,064

See notes to statement of financial condition.

MOORS & CABOT, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF JUNE 30, 2005

1. BUSINESS

The Company—Moors & Cabot, Inc. (the "Company") is a Massachusetts corporation and a broker and dealer in securities. The Company is 82% owned by an individual and 18% owned by M&C, Inc. M&C, Inc. is 100% owned by the chairman of Moors & Cabot, Inc. The Company is engaged in buying and selling securities and other financial products for a diverse group of investors. The Company introduces these transactions for clearance and execution services to National Financial Services, LLC ("NFS"), Pershing, Inc., and Bank of New York Brokerage, Inc. ("BNY"), each a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to a large extent, dependent on investment trends of the United States economy.

The agreements between the Company, NFS, Pershing, Inc., and BNY provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from NFS, Pershing, Inc., and BNY on a daily basis, requiring customers to deposit additional collateral or reduce positions as appropriate, and reserving for doubtful accounts when necessary.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security Transactions—The Company accounts for securities transactions on a trade-date basis and the related commission income and expense on a trade-date basis.

Investments in Securities—Marketable securities owned and marketable securities sold but not yet purchased ("short positions") are carried at quoted market values; realized gains and losses, and unrealized appreciation and depreciation, are reflected in income. Short positions have additional off-balance sheet market risk to the extent that there may be an unfavorable future change in market prices and the Company has not covered the positions.

Depreciation and Amortization—Depreciation of office equipment and fixtures is provided using the straight-line method over their useful lives of three to five years. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method.

Income Taxes—The Company accounts for taxes under the liability method where a deferred tax asset, or liability, is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that are expected to be in effect when these differences reverse.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows. Accordingly, such fair value estimates may not necessarily be indicative of the amounts the Company would realize upon a current market exchange. Actual results could differ from those estimates.

Fair Value of Financial Instruments—The amounts reported in the statement of financial condition for cash, receivables from brokers and dealers and employees and related parties, secured demand notes receivable, payables, and liabilities subordinated to claims of general creditors approximate fair value because of the short maturity of these instruments. The amounts reported for securities owned and securities sold but not yet purchased are the fair value of those investments.

Investments in Affiliates—Investments in affiliates, those in which the Company owns 20% to 50% and exercises significant influence over operating and financial policies, are accounted for using the equity method of accounting.

Other Intangible Assets—Other intangible assets represent identifiable intangible assets consisting of specialist books and exchange seats acquired by the Company that have a carrying value of $820,000 at June 30, 2005. These identifiable intangible assets have indefinite useful lives and are not amortized, but are tested at least annually for impairment.

Indemnifications—In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

3. RELATED-PARTY TRANSACTIONS

The Company pays certain operating expenses for M&C, Inc., the minority stockholder (18%) in the Company, and is subsequently reimbursed.

Amounts receivable from M&C, Inc. amounted to $10,793 at June 30, 2005. Amounts receivable from employees and affiliates amounted to $154,666 at June 30, 2005.

Of the Company's subordinated debt, $6,123,000 is owed to employees and other related parties at June 30, 2005.

4. INVESTMENT IN AFFILIATE

The Company has a 50% interest in Moors & Mendon Capital, LLC ("Mendon"), an investment adviser that manages an investment partnership. This investment is accounted for under the equity method of accounting. The Company reviews its investment in Mendon annually for impairment.

5. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and sold, but not yet purchased, consist of trading and investment securities at market values as follows:

	Owned	Sold, But Not Yet Purchased
Municipal bonds	$ 1,393,701	$ -
Corporate stocks	1,045,176	349,554
Preferred stocks	417,624	24,093
Total	$ 2,856,501	$ 373,647

6. SUBORDINATED INDEBTEDNESS

Under the terms of the Company's various agreements with its subordinated lenders, such loans are subordinated to the claims of general creditors and are available to the Company in computing net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Commission"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Subordinated indebtedness at June 30, 2005 matures as follows:

Employees and other related parties—automatic annual renewal provisions unless written notice from lenders is received:	
Seven months preceding the scheduled maturity date	$ 123,000
Thirteen months preceding the scheduled maturity date	2,400,000
Related-party agreements—mature July 31, 2005	500,000
Revolving credit line agreement—matures May 31, 2006	2,000,000
Related-party agreement—matures May 31, 2006	1,000,000
Related-party agreement—matures April 30, 2006	300,000
Related-party agreements—mature January 31, 2008	400,000
Related-party agreement—matures April 30, 2008	800,000
Related-party agreement—matures July 31, 2008	600,000

Of the above borrowings under the subordinated loans, $123,000 bears interest at the prime rate (6.25% at June 30, 2005) and $6,000,000 bore interest at the prime rate, plus 2%, but not less than 6% through April 30, 2005, at which time the related parties agreed to waive all interest from April 30, 2005, until the respective maturity date. The subordinated debt is collateralized by a secured demand note. The demand note is secured by cash and securities.

The Company has a Revolving Note and Cash Subordination Agreement with a commercial bank whereby the Company may borrow up to $3,000,000. The agreement expires on May 31, 2006; interest is payable monthly at LIBOR (3.34% at June 30, 2005) plus 2%. At June 30, 2005, the Company had $2,000,000 outstanding under this agreement.

7. NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as calculated by the Commission's Uniform Net Capital Rule 15c3-1 (Alternative Method). At June 30, 2005, the Company had a net capital requirement of $593,750 and net capital of $589,176, resulting in a deficiency of $4,574.

The Company was not in compliance with the minimum net capital requirements of the Commission's Rule 15c3-1 on June 30, 2005 and thereafter as a result of a settlement subsequent to June 30, 2005 related to a loss contingency which existed at June 30, 2005. The Company expects to cure the net capital deficiency on August 30, 2005 when capital will be increased by $800,000 following expected approval by the New York Stock Exchange of an unrelated Subordinated Demand Note agreement.

8. LEASE COMMITMENTS

The Company has entered into operating lease agreements for its primary office space and various equipment. At June 30, 2005, minimum rental commitments under long-term operating leases are as follows:

Year Ending June 30	Operating Leases
2006	$ 1,559,909
2007	1,569,961
2008	1,248,367
2009	1,251,583
2010	1,144,818
2011 and thereafter	3,459,703
Total minimum lease payments	$ 10,234,341

9. INCOME TAXES

Deferred tax asset (liabilities) at June 30, 2005, were as follows:

Net operating loss carryforwards	$ 2,208,630
Depreciation	(344,456)
Accrued expenses and other	61,717
Deferred tax asset—net	$ 1,925,891

At June 30, 2005, the deferred tax liability—net is included in prepaid expense, other assets, and other intangible assets on the statement of financial condition. In addition, at June 30, 2005, the Company had federal loss carryforwards of approximately $4,970,000 and state loss carryforwards of approximately $8,270,000 expiring in the years 2024 through 2025, and 2007 through 2025, respectively.

10. 401(k) PLAN

The Company sponsors a defined contribution employee savings and investment plan (the "Plan"). The Plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 15% of their annual compensation, subject to a maximum dollar amount determined by the Internal Revenue Service. Employees are generally eligible following the attainment of age 21. The Company had $18,000 of expenses related to the matching contributions provisions of the Plan during fiscal year 2005.

11. LITIGATION

The Company is engaged in various legal proceedings. The Company believes it has meritorious positions in these matters and expects to vigorously contest the actions. Management believes, on the basis of present information and advice received from counsel, that the effect, if any, of resolving these actions will not be material to the financial statement taken as a whole.

12. CONCENTRATION OF CREDIT RISKS

In addition, the Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

* * * * * *

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Moors & Cabot, Inc.
111 Devonshire Street
Boston, MA 02109

In planning and performing our audit of the statement of financial condition of Moors & Cabot, Inc. (the "Company") as of June 30, 2005 (on which we issued our report dated August 29, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices or procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at June 30, 2005 to meet the Commission's objectives. As noted in the Company's Rule 17a-11 Notice to the Commission on August 29, 2005, the Company was not in compliance with the minimum net capital requirements of the Commission's Rule 15c3-1 on June 30, 2005 and thereafter as a result of a settlement subsequent to June 30, 2005 related to a loss contingency which existed at June 30, 2005. The Company expects to cure the net capital deficiency on August 30, 2005 when capital will be increased by $800,000 following expected approval by the New York Stock Exchange of an unrelated Subordinated Demand Note agreement.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

August 29, 2005